P.E.
7/31/02

02047695

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
AUG 06 2002
WASH. D.C. 155 SECTION

For the month of JULY, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
AUG 12 2002
THOMSON FINANCIAL

IMA Exploration Inc.
(Registrant)

Date July 17, 2002

By William Lee
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: 604.687.1828 • fax: 604.687.1858 • toll free: 800.901.0058
Internet: www.imaexploration.com • e-mail: info@imaexploration.com

July 17, 2002 TSX-V: IMR

NEWS RELEASE

Argentina Exploration Update

IMA Exploration Inc. is pleased to report that the Company is preparing a detailed exploration program to identify drill targets on its projects in Chubut Province, Argentina. In addition, IMA is planning exploration programs on several of its other gold projects within its 1,360 square km (136,000 ha) property portfolio in Argentina.

The Company's Argentine projects are located in four key mining districts, namely: the newly emerging gold district in Western Chubut Province, in the El Indio and Maricunga Gold Belts along the border with Chile, and in the Gualcamayo region of San Juan Province.

Chubut Province

To date, IMA holds over 200 square km (20,000 ha) of property in this emerging gold district, and is continuing to review new exploration opportunities in the region. Reconnaissance work conducted by the Company has identified individual veins on its Las Bayas property up to 22 meters in width that are exposed intermittently along strike for over 350 meters. Sampling has returned values up to 25.8 grams per tonne (g/t) gold (0.752 ounces per ton), and evaluation of satellite data suggests that this principle zone of gold bearing quartz veins may extend up to 4.5 km in length.

The styles of mineralization are characteristic of low sulphidation epithermal systems similar to Brancote Holdings PLC Esquel discovery (measured, indicated and inferred resource of 3.8 million ounces gold and 6.9 million ounces silver). Esquel is located to the north along the same regional structural and geological trend. Meridian Gold recently submitted a successful takeover bid for Brancote totaling approximately US $230 million.

IMA's exploration team will begin the field program in August 2002, weather permitting.

El Indio Gold Belt – Valle Del Cura Region, San Juan Province

Barrick Gold Corporation has an option to select one of two IMA properties, Potrerillos or Rio de Las Taguas, which are both located immediately to the east of Barrick's Pascua-Veladero discoveries (resource of 36 million ounces gold and 750 million ounces silver). A total of five drill targets have been identified on the two projects that fit either a Pascua or Veladero target model, as defined by anomalous gold and trace element geochemistry, geophysics, alteration signatures and colour anomalies.

By November 30 2002, Barrick can elect to earn a 50% interest in either Potrerillos or Rio de Las Taguas by paying IMA $250,000US and expending $3,000,000US on exploration over a five year period. Once Barrick has earned its 50% interest, it will have the right to earn an additional 25% interest by agreeing to provide financing for the Company's share of the costs to bring the property into production. IMA retains a 100% interest on the remaining property not chosen by Barrick. In addition to the two properties under the Barrick option agreement, IMA controls over 200 square km (20,000 ha) in the Valle del Cura region.

Maricunga Gold Belt – Mogote Project, San Juan Province

The Company owns a 100% interest with no underlying royalties on the 80 square km (8,009 ha) Mogote gold project. The property is located at the southern end of the Maricunga Gold Belt in San Juan province along the border with Chile, 70 km north of Barrick's Pascua – Veladero discoveries, and 30 km east of Metallica Resources Inc.'s El Morro discovery in Chile (inferred resource of 7.4 million ounces gold, 5.5 billion pounds copper).

Results to date on Mogote have outlined two high priority mineralized targets for follow-up work:

Target 1 – This area in the northern part of the property is approximately 3 km square, and is defined by strongly anomalous values in both gold and copper from rock, talus fine and stream sediment samples. Out of 47 talus fine samples, 51% have greater than 100 ppb gold. These anomalous samples fall within a 1,000 meter by 500 meter gold-copper anomalous zone. IMA considers this area its first priority target. Several examples are presented in the literature where a typical deposit in this area can be delineated by a plus 100 ppb gold contour of talus fines. Select rock sampling has returned values up to 2.8% copper and 2.7 g/t gold on surface. This area is largely unexplored.

Target 2 – This is a prominent colour anomaly that was first noted on satellite imagery. It is approximately 1.5 km across and located in the southwestern part of the property. Alteration and mineralization styles suggest that this is a significant gold-copper porphyry target, with associated high sulphidation gold systems. Initial rock geochemical sampling of this target returned anomalous values in gold and copper within an extensive zone of silica and clay alteration.

IMA's geologists are preparing for an upcoming exploration program during the 2002 – 2003 field season to define drill targets, and to complete a regional review of the project.

Gualcamayo Region, San Juan Province

IMA controls a large property position of 310 square km (31,000 ha) immediately south of the Gualcamayo epithermal gold discovery owned by Viceroy Resource Corporation (resource of 1.35 million ounces). The Company also retains a 2% net smelter royalty (NSR) on Viceroy's interest in Gualcamayo, a legacy of IMA's role as original owner, explorer, and former partner in the property. In the current atmosphere of rising gold prices, IMA's 2% NSR is viewed by the Company as a significant asset.

The Company's land package covers the southern continuation of the dominant structure that hosts the Gualcamayo discovery. Mineralization at Gualcamayo has geological similarities to the Carlin Trend in Nevada. As exploration successes continue on Viceroy's Gualcamayo discovery, IMA will aggressively explore the structural extension of this gold discovery as well as the Company's extensive holdings along this trend.

IMA Exploration Inc. is committed to building shareholder value through discovery on its projects in both Argentina and Peru, and is constantly seeking new gold exploration opportunities. The Company is well funded to carry out its exploration objectives.

ON BEHALF OF THE BOARD

"Dr. Gerald G. Carlson"

Dr. Gerald G. Carlson, Chairman

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-